Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988)

VOLUNTARY ANNOUNCEMENT

APPLICATION FOR ADDITION OF A RMB COUNTER

Alibaba Group Holding Limited (the “Company”) is pleased to announce that it has submitted an application to the Hong Kong Stock Exchange for an addition of a Renminbi (“RMB”) counter with an intention to support the introduction of the Hong Kong Dollar (“HKD”) – RMB Dual Counter Model (the “HKD-RMB Dual Counter Model”) by the Hong Kong Stock Exchange.

The Company believes that the HKD-RMB Dual Counter Model may offer more investment flexibility and stock liquidity for the shareholders of the Company and potential investors.

The commencement of the HKD-RMB Dual Counter Model is subject to regulatory approvals. The Hong Kong Stock Exchange is expected to announce details of the HKD-RMB Dual Counter Model, including the list of dual counter securities, in due course.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any of the Company’s securities. Shareholders and potential investors should exercise caution when dealing in the Company’s securities.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, May 18, 2023

As at the date of this announcement, our board of directors comprises Mr. Daniel Yong ZHANG as the chairman, Mr. Joseph C. TSAI, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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